FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              As at March 31, 2003

                              CIK Number 0000782879


                        CONTINENTAL MINERALS CORPORATION
           ----------------------------------------------------------

            1020 - 800 West Pender Street, Vancouver, Canada V6C 2V6
           ----------------------------------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


 Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


 Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.


 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        CONTINENTAL MINERALS CORPORATION
                          ----------------------------
                                  (Registrant)

                              /s/ Jeffrey R. Mason
                          ----------------------------
                                Jeffrey R. Mason
                Director, Chief Financial Officer and Secretary

                               Date: May 31, 2003

     * Print the name and title of the signing officer under his signature.

                              MANAGEMENT DISCUSSION

Continental Minerals Corporation (the "Company") is engaged in the business of acquiring and exploring natural resource properties. The Company sold the Harmony Gold Project to Gibraltar Mines Ltd. ("Gibraltar"), a wholly-owned subsidiary of Taseko Mines Limited ("Taseko") in fiscal 2001, yet retaining the opportunity to benefit in a future development or sale of the project by acquiring redeemable preferred shares in Gibraltar.

Continental is seeking to acquire a new mineral exploration project in 2003 that has significant upside potential. The Company has access to the full resources of Hunter Dickinson Inc., an experienced exploration and development firm with in-house geologists, engineers, metallurgists, and environmental specialists, to assist in its technical review of various opportunities.

FINANCIAL REVIEW

During the 2001 fiscal year, the Company reorganized its authorized share capital by creating 12,483,916 non-voting redeemable preferred shares. The redeemable preferred shares were issued to common shareholders as of the record date pursuant to an Arrangement Agreement with Taseko. The redeemable shares are non-voting, non-dividend paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event; for example future development or sale of the Harmony project, at which time the Gibraltar preferred shares would be redeemed on certain terms for common shares of Taseko (See note 3). The Company will redeem the redeemable preferred shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro rata to holders of the redeemable preferred shares. After such distribution, the holders of redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko common shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset, and a net nil amount is shown on the balance sheet.

On March 5, 2003, the Company completed a $275,250 private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

At March 31, 2003, the Company had working capital of $467,420, as compared to $212,849 at the end of the previous quarter. The Company had 20,961,101 common shares issued and outstanding and 4,029,210 common share purchase warrants outstanding at quarter-end.

The Company estimates that the cost of maintaining its corporate administrative activities at approximately $15,000 per month. Accordingly, management estimates that a minimum of $180,000 will be needed to maintain its corporate status and assets over the ensuing one year period. The Company will continue to seek new sources of financing to enable it to provide working capital for corporate functions and property evaluation and acquisition activities.

RESULTS OF OPERATIONS

Expenses decreased to $19,400 in the first fiscal quarter of 2003 from $42,889 in the prior quarter and $44,065 in the first quarter of fiscal 2002 due to the reduced activities in the Company.

The main costs during the quarter were for salaries, office and administration, and trust and filing fees to associated with year-end reporting.

There have been no exploration costs or property investigation costs as yet in fiscal 2003 as no material properties have been reviewed for potential acquisition.

RELATED PARTY TRANSACTIONS

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. Costs for services rendered by HDI to the Company decreased to $8,015 in the first quarter of fiscal 2003, as compared to $61,299 in the prior quarter and $18,718 in the first quarter of 2002.

                        CONTINENTAL MINERALS CORPORATION
                        CONSOLIDATED FINANCIAL STATEMENTS

                        THREE MONTHS ENDED MARCH 31, 2003

                         (Expressed in Canadian Dollars)

CONTINENTAL MINERALS CORPORATION
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

                                                        March 31     December 31
                                                            2003            2002
                                                     (unaudited)       (audited)
                                                   -------------   -------------
ASSETS

CURRENT ASSETS
   Cash and equivalents                            $     361,794   $     114,050
   Amounts receivable                                     51,636          49,795
   Prepaid expenses (note 6)                              75,316          68,127
                                                   -------------   -------------
                                                         488,746         231,972
Investments (note 3)                                           1               1
                                                   -------------   -------------
                                                   $     488,747   $     231,973
                                                   =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued liabilities        $      21,326   $      19,123


SHAREHOLDERS' EQUITY (NOTE 5)                            467,421         212,850
                                                   -------------   -------------

Continuing operations (note 1)
Redeemable preferred shares (notes 3(a) and 5(e))
Subsequent event (note 5(f))                       $     488,747   $     231,973
                                                   =============   =============


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board of Directors

/S/ RONALD W. THIESSEN                             /S/ JEFFREY R. MASON

Ronald W. Thiessen                                 Jeffrey R. Mason
Director                                           Director

CONTINENTAL MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

                                              Three months ended March 31
                                            -------------------------------
                                                      2003            2002
                                              ------------    ------------
EXPENSES (INCOME)
  Interest ................................   $     (1,499)   $       (370)
  Legal, accounting and audit .............          1,192           8,378
  Salaries, office and administration .....          9,116          16,781
  Shareholder communications ..............             34              80
  Trust and filing ........................         10,557          19,196
                                              ------------    ------------
LOSS FOR THE PERIOD .......................   $     19,400    $     44,065
                                              ============    ============

BASIC AND DILUTED LOSS PER SHARE ..........   $       0.00    $      (0.01)
                                              ============    ============


WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING ..............     20,701,808       8,297,706
                                              ============    ============


CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)
                                              Three months ended March 31
                                            -------------------------------
                                                      2003            2002
                                              ------------    ------------
Deficit, beginning of period                $   (7,694,111)   $ (7,471,248)
Loss for the period                                (19,400)        (44,065)
                                              ------------    ------------
Deficit, end of period (note 5)             $   (7,713,511)   $ (7,515,313)
                                              ============    ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTINENTAL MINERALS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

                                                   Three months ended March 31
                                                 -------------------------------
CASH PROVIDED BY (USED FOR):                                2003            2002
                                                       ---------      ---------
OPERATING ACTIVITIES
  Loss for the period ...........................      $ (19,400)     $ (44,065)
  Changes in non-cash operating working capital
     Amounts receivable .........................         (1,841)          (426)
     Accounts payable and accrued liabilities ...          2,203         19,290
     Prepaid expenses ...........................         (7,189)        (6,524)
                                                       ---------      ---------
                                                         (26,227)       (31,725)
                                                       ---------      ---------
FINANCING ACTIVITIES
  Issuance of common shares for cash,
           net of costs .........................        273,971           --
                                                       ---------      ---------
                                                         273,971           --
                                                       ---------      ---------

INCREASE (DECREASE)  IN CASH AND EQUIVALENTS ....        247,744        (31,725)
Cash and equivalents, beginning of period .......        114,050        164,824
                                                       ---------      ---------
CASH AND EQUIVALENTS, END OF PERIOD .............      $ 361,794      $ 133,099
                                                       =========      =========

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended March 31, 2003
(Expressed in Canadian Dollars)
--------------------------------------------------------------------------------

1.       CONTINUING OPERATIONS

         Continental Minerals Corporation (the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties. In October 2001, the Company's common shareholders approved a reorganization of share capital which included a share consolidation on a ten old for one new basis (note 8(b)) and a name change from Misty Mountain Gold Limited. These financial statements give retroactive effect to those events.

         During 2001 the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a company with certain directors in common (note 8). As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims. This option was terminated by the Company during the 2001 fiscal year (note 4). During 2002, the Company focussed its efforts on acquiring a new mineral exploration project, but has not yet been successful. As of March 31, 2003, the Company does not hold a mineral property interest, other than its indirect mineral property interest through its preferred share investment in Gibraltar. The continuing operations of the Company are dependent on the Company acquiring a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

         These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.


2.       SIGNIFICANT ACCOUNTING POLICIES

(A)      BASIS OF PRESENTATION

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

(B)      CASH AND EQUIVALENTS

         Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(C)      INVESTMENTS

         Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.

(D)      LAND AND EQUIPMENT

         Land is recorded at cost. Equipment is recorded at cost less accumulated depreciation. Equipment is depreciated over its estimated useful life using the declining balance method at annual rates ranging from 20% to 30%.

(E)      MINERAL PROPERTY INTERESTS

         Exploration expenses incurred prior to the determination of the feasibility of mining operations and periodic option payments are expensed as incurred.

         Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred. Administrative expenditures are expensed in the period incurred.

(F)      SHARE CAPITAL

         Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

         The proceeds from common shares issued pursuant to flow-through share financing agreements for Canadian exploration expenditures are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchasers of the flow-through shares.

(G)      STOCK-BASED COMPENSATION

         The Company has a share  purchase  option  plan,  which is described in note 5(d). Effective January 1, 2002, the Company adopted the recommendations of the CICA's Handbook Section 3870, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method. No compensation costs are required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro-forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

         Prior to adoption of the new recommendations, no compensation expense was recorded for the Company's stock option plan when options were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(H)      INCOME TAXES

         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(I)      LOSS PER SHARE

         Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants applied to repurchase common shares at the average market price for the period. For all periods presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(J)      USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties as well as the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(K)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

         The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.


(L)      SEGMENT DISCLOSURES

         The Company currently operates in a single segment, the acquisition, exploration and development of mineral properties in Canada.

(M)      COMPARATIVE FIGURES

         Certain  of  the  prior   periods'   comparative   figures   have  been
         reclassified to conform with the presentation adopted in the current period.


3.       INVESTMENTS

                                                                      March 31     December 31
                                                                          2003            2002
                                                                  ------------    ------------
         Investment in Gibraltar preferred shares (note 3(a)) .   $ 26,764,784    $ 26,764,784
         Redeemable preferred shares of the Company (note 5(e))    (26,764,784)    (26,764,784)
         Net smelter returns royalty investment (note 3(b)) ...              1               1
                                                                  ------------    ------------
         Investments ..........................................   $          1    $          1
                                                                  ============    ============


(A)      INVESTMENT IN GIBRALTAR PREFERRED SHARES

         Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

         Mineral property interests ..........................   $ 28,811,296
         Land and equipment ..................................          8,488
         Reclamation deposits ................................        175,000
         Cash consideration ..................................     (2,230,000)
                                                                 ------------
         Value attributable to Gibraltar preferred shares ....   $ 26,764,784
                                                                 ============

         The Gibraltar preferred shares issued pursuant to the Arrangement (note
         8) are redeemable non-dividend-paying preferred shares, which are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class, pursuant to the provisions of the British Columbia COMPANY ACT, in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

         Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates are as follows:

         a)       until July 21, 2001, $3.39,

         b)       if after July 21, 2001, $3.64,

         c) if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event before or on October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

         The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of
         Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and as well in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

         The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

         In accordance with to provincial government mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement (note 8).

(B)      NET SMELTER RETURNS ROYALTY INVESTMENT

         Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd., which were sold in 1997, pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty ("NSR"), to a maximum of $2 million, from revenues earned from the properties. This NSR investment was assigned a nominal value of $1.

4.       MINERAL PROPERTY INTERESTS

(A)      HARMONY GOLD PROPERTY

         The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands
         - Haida Gwaii, British Columbia.

         On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 8). The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of Taseko Mines Limited upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Property (note 3).

(B)      PROSPERITY PROPERTY

         In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership ("Partnership") an exclusive farm out right to earn up to a 9% working interest in the Prosperity Property ("Prosperity") through a program of exploration expenditures. Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

         On October 16, 2001, the Company exchanged its 1% working interest in the Prosperity Property for Taseko's 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 8).

(C)      WESTGARDE PROPERTY

         Under the Arrangement (note 8), the Company acquired from an affiliate of Gibraltar, an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000. During fiscal 2001, the Company entered into an earn-in agreement with Doublestar Resources Ltd. ("Doublestar"). Under the agreement, Doublestar was given the option to conduct 3,000 metres of diamond drilling to earn a 50 per cent interest in the Westgarde Property. Subsequent to entering into the earn-in agreement, Doublestar conducted drilling and thereafter terminated its earn-in agreement. The Company also decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly, acquisition and exploration costs totalling $249,353 were written off during fiscal 2001.


5.       SHAREHOLDERS' EQUITY

                                                     March 31    December 31
                                                         2003           2002
                                                  -----------    -----------
         Share capital (note 5(b)) ............   $ 7,838,623    $ 7,564,652
         Contributed surplus (note 8(c)) ......       342,309        342,309
         Special warrants (note 5(c)) .........          --             --
         Deficit (note 5(a) and statement) ....    (7,713,511)    (7,694,111)
                                                  -----------    -----------
         SHAREHOLDERS' EQUITY .................   $   467,421    $   212,850
                                                  ===========    ===========

(A)      AUTHORIZED SHARE CAPITAL

         At March 31, 2003, the Company's authorized share capital consists of:

              (i)  100,000,000 common shares without par value; and
              (ii) 12,483,916 non-voting, redeemable preferred shares without par value.

         At the annual and extraordinary general meeting of shareholders of the Company on June 28, 2002, a special resolution was passed that the paid-up capital of the Company's common shares be reduced by $7,471,248 (which represented the accumulated deficit of the Company at December 31, 2001) and a consequential reduction of contributed surplus of $342,309. The Company received court approval for this reduction in May 2003.

         During the year ended December 31, 2001, the Company reorganized its authorized share capital by creating 12,483,916 non-voting, redeemable preferred shares (note 8(b)).

         Pursuant to the Arrangement (note 8) and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. In addition, the Company may not dispose of its Gibraltar preferred shares.


(B)      ISSUED AND OUTSTANDING COMMON SHARE CAPITAL

                                                                  NUMBER OF       DOLLAR
                                                              COMMON SHARES       AMOUNT
                                                                 ----------   ----------
         Balance, December 31, 2001 ..........................   16,748,391   $7,024,819
            Issuance of common shares on conversion of special    3,500,000      350,000
               warrants (note 5(c))
            Private placement at $0.60, net of issue costs (i)      345,710      189,833
                                                                 ----------   ----------
         Balance, December 31, 2002 ..........................   20,594,101    7,564,652
            Private placement, March 2003, net of issue costs       367,000      273,971
                                                                 ----------   ----------
         BALANCE, MARCH 31, 2003 .............................   20,961,101   $7,838,623
                                                                 ==========   ==========



         i) During fiscal 2002, the Company received regulatory approval and completed a $207,426 private placement of 345,710 units at a price of $0.60 per unit. Each unit consists of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the closing price of the Company's shares, as traded on the TSX Venture Exchange, is at least $0.98 for ten consecutive trading days.

         ii) On March 5, 2003, the Company completed a $275,250 private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

(C)      SPECIAL WARRANTS

         The continuity of share purchase warrants is as follows:

         Note Reference                    5(c)        5(b)        5(b)
                                      ---------   ---------   ---------   ---------
                                         June 5     Dec  27      July 5
         Expiry date                       2005        2003        2004
         Exercise price                   $0.10       $0.65       $0.65       TOTAL
                                      ---------   ---------   ---------   ---------
         Balance, December 31, 2001   3,500,000        --          --     3,500,000
            Issued ................        --       345,710        --       345,710
            Exercised .............        --          --          --          --
                                      ---------   ---------   ---------   ---------
         Balance, December 31, 2002   3,500,000     345,710        --     3,845,710
            Issued ................        --          --       183,500     183,500
            Exercised .............        --          --          --          --
                                      ---------   ---------   ---------   ---------
         BALANCE, MARCH 31, 2003 ..   3,500,000     345,710     183,500   4,029,210
                                      =========   =========   =========   =========


         On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. Of the special warrants issued, two million were exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one flow-through common share and one non-transferable common share purchase warrant. Of the remaining 1.5 million special warrants issued, each special warrant was exercisable on the earlier of the Company filing an annual information form or October 16, 2002, to acquire without payment of additional consideration, one unit of the Company; each unit comprising one non-flow-through common share and one non-transferable common share purchase warrant. All special warrants were converted during fiscal 2002 into 3.5 million common shares and
         3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2005. During fiscal 2002, the Company and the subscribers jointly agreed, with the acceptance by the Canada Customs and Revenue Agency, to waive the flow-through element of the common shares.

(D)      SHARE PURCHASE OPTIONS

         The Company has a share purchase option plan approved by the shareholders at the 2002 annual general meeting that allows it to grant up to 3,349,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, they terminate at the earlier of one year after the date of death or the expiry date of the options. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

         The continuity schedule of share purchase options is as follows:

         OPTION CONTINUITY SCHEDULE

                                      Weighted                    Contractual
                                       average                      remaining
                                      exercise      Number of            life
                                         price        options         (years)
                                      --------     ----------    ------------
         Balance, December 31, 2001   $  0.79        228,000            0.79
            Granted ...............   $    --             --
            Exercised .............   $    --             --
            Expired or cancelled ..   $  0.79       (228,000)
                                      --------     ----------    ------------
         Balance, December 31, 2002   $    --             --              --
            Granted ...............   $    --             --
            Expired ...............   $    --             --
            Expired or cancelled ..   $    --             --
                                      --------     ----------    ------------
         BALANCE, MARCH 31, 2003 ..   $    --             --              --
                                      ========     ==========    ============



(E)      REDEEMABLE PREFERRED SHARES

         The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement (note 8). The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3). The Company will redeem the shares for the number of Taseko shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, prorata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

         The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

         These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

(F)      ESCROWED SHARES

         All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 8(c)) were issued pursuant to the terms of a TSX Venture Exchange-approved escrow agreement and, consequently, are being released over a period of three years from the close of the plan of arrangement. On October 16, 2001, 1.55 million shares were released. On each of April 16, 2002, October 16, 2002, and April 16, 2003, 2,325,000 shares were released. The remaining shares are scheduled to be released over the period ending on October 16, 2004. As at March 31, 2003, there were 9,300,000 shares held in escrow.


6.       RELATED PARTY TRANSACTIONS

                                                     Three months ended March 31
         REIMBURSEMENT FOR THIRD PARTY EXPENSES AND  ---------------------------
         SERVICES RENDERED BY:                            2003             2002
                                                     ---------         --------
            Hunter Dickinson Inc.  (a)                $  8,015         $ 18,718
                                                     =========         ========


                                                      March 31         March 31
         PREPAID EXPENSES                                 2003             2002
                                                     ---------         --------
            Hunter Dickinson Inc.  (b)                $ 74,649         $114,225
            Other                                          667            6,524
                                                     ---------         --------
            Total prepaid expenses                    $ 75,316         $120,749
                                                     =========         ========

          (a) Hunter Dickinson Inc. ("HDI") and Hunter Dickinson Group Inc. are private companies with certain directors in common with the Company that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost-recovery basis.

         (b) Related party balances receivable or payable, which are non-interest bearing and due on demand, are included in prepaid expenses or accounts payable and accrued liabilities, as they represent advances against services rendered to or costs incurred on behalf of, the Company by HDI.


7.       INCOME TAXES

         Substantially all of the differences between the actual income tax expense (recovery) of $nil (2001 - $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not recognized.

                                                       --------       --------
                                                           2002           2001
                                                       --------       --------
            Future income tax assets
               Mineral property interests             $ 159,000      $ 106,000
               Loss carry forwards                      180,000        165,000
                                                       --------       --------
                                                        339,000        271,000
            Valuation allowance                        (339,000)      (271,000)
                                                       --------       --------
            Net future income tax asset (liability)    $      -        $     -
                                                       ========       ========

         At December 31, 2002, the Company had available losses for income tax purposes in Canada totalling approximately $420,000 (2001 - $390,000) expiring in 2008 and 2009 and approximately $370,000 of tax pools which may be available to reduce taxable income in future years.

8.       ARRANGEMENT AGREEMENT

         On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain management and directors in common with the Company. The Company received shareholder approval at an Extraordinary General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the TSX Venture Exchange in October 2001. Under the terms of the arrangement agreement:

         (a)      The  Company's   Harmony  Gold  Property  was  transferred  to
                  Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

         (b) The Company's share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting, redeemable preferred shares of the Company;

         (c) The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

         (d) Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Prospect (note 4(c));

         (e) The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 5(c)); and

         (f) Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko's Prosperity Project held by the Company, also valued at $600,000.